FIRST QUARTERLY FINANCIAL REPORT – JUNE 30, 2005

President’s Letter

Dear Shareholders:

During the second quarter of 2005, Cardiome continued to work toward our clinical and corporate goals, with significant progress in our two leading clinical programs.

Finance & Corporate Development

On the heels of our successful US$58.6 million financing in the first quarter, U.S. interest in Cardiome has continued to broaden. In mid-May we were selected for inclusion in the well-followed NASDAQ Biotechnology Index. We are weighted 0.23% of the index, ranking us 96th out of 158 companies included – a top 100 start! We were also pleased to welcome initiation of research coverage by Boston-based Leerink Swann & Company late in the quarter. We are currently covered by 10 research analysts in Canada and 2 in the U.S.

We have continued to be active in attending international investor conferences, including several invitations to New York for the UBS Global Specialty Pharmaceuticals Conference, Needham Biotechnology Conference and BioCentury Future Leaders in the Biotech Industry Conference.

Clinical Development

Cardiome’s intravenous RSD1235 program continues to move forward. In early May, we presented detailed final results from the ACT 1 clinical trial at the annual meeting of the Heart Rhythm Society in New Orleans. The data covered included QTc, adverse events and additional trial design and patient population details. In July we announced completion of enrolment for the ACT 3 trial, and expect top-line results for this trial in the third quarter, an important milestone in advancement of our NDA submission.

Cardiome’s oral RSD1235 program continues to progress. We successfully completed a Phase 1b clinical trial investigating oral RSD1235 as a function of fed and fasted states. On the basis of these results, we have now initiated and completed enrolment in a Phase 1c clinical trial that will investigate the safety and efficacy of RSD1235 in multi-day dosing. This series of Phase 1 trials has been designed to support the initiation of a Phase 2 proof-of-concept clinical trial in the second half of 2005. Oral RSD1235 is designed to be used as a follow-on therapy to RSD1235 IV, with the goal of preventing the recurrence of atrial fibrillation.

We also released full results for the EXOTIC-EF Phase 2 proof-of-principle study for oxypurinol in congestive heart failure. The study confirmed interim results released in the fall of last year, which indicated that oxypurinol appears to have beneficial cardiac effects. With the release of results for our large Phase 2 trial “OPT-CHF”, we hope to provide further evidence of this beneficial effect in congestive heart failure patients.

We look forward to an exciting series of clinical milestones. We expect to release results for OPT-CHF, our 404-patient congestive heart failure trial, in the third quarter of the year. We also anticipate that results from ACT 3, the second Phase 3 trial to be used to support our NDA application for intravenous RSD1235, will be released in the third quarter.

As we continue to drive forward toward an event-filled remainder of the year, I would like to again thank all of our shareholders for their continued support.

“Bob Rieder”

Bob Rieder
President & CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain respects from United States generally accepted accounting principles. The differences as they affect interim consolidated financial statements are described in Note 7 to the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion and analysis was performed by management using information available as at July 28, 2005. The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2004 Annual Report, is available by accessing the SEDAR website atwww.sedar.com or the EDGAR website at www.sec.gov/edgar.

Overview

We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.

Atrial fibrillation (AF), is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In December 2004, we announced positive top-line Phase III results for our intravenous formulation of RSD1235, (RSD1235 (iv)), our lead product candidate for the acute conversion of atrial fibrillation, and are currently conducting two additional Phase III trials in conjunction with Astellas Pharma US, Inc. (“Astellas”, formerly Fujisawa Healthcare, Inc., renamed after the merger of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd.), our collaborative partner. We are also developing an oral formulation of RSD1235 (RSD1235 (oral)), as maintenance therapy for the long-term treatment of atrial fibrillation and intend to initiate a Phase II clinical trial in the second half of 2005.

Congestive heart failure (CHF), is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. In December 2004, we completed enrollment in a Phase II trial of oral Oxypurinol in 404 patients with congestive heart failure.

The following table summarizes current and recently completed clinical studies of each of our research and development projects:

Project	Stage of Development	Current Status

RSD1235 (iv)	1st Phase III Clinical Trial (ACT 1)	Trial completed and top-line results
released in December 2004 and February
2005. Full trial results presented in May 2005.
	2nd Phase III Clinical Trial (ACT 2)	Trial initiated in March 2004
	3rd Phase III Clinical Trial (ACT 3)	Patient recruitment completed in July 2005
RSD1235 (oral)	Phase I — Formulation Evaluation Study	Interim results released in November
2004 and controlled release formulation
selected
	Phase I — Food Effect Study	Trial completed in April 2005
	Phase I — 7 day Repeat Dosing Study	Trial initiated in April 2005
Oxypurinol CHF	Phase II Clinical Trial — (OPT-CHF)	Patient recruitment completed in
December 2004
	Phase II Proof of Concept Trial — IV (Exotic EF)	Final results announced in April 2005
	Phase II Proof of Concept Trial — Oral	Final results announced in February 2005
(LaPlata)

The following are significant events which occurred since our last quarterly report:

  We have been selected to become a member of the NASDAQ Biotechnology Index(R). Our inclusion in the index became effective on May 23, 2005.

  We completed patient enrolment in our second pivotal Phase 3 atrial fibrillation trial, ACT 3, in July 2005. The study is being conducted by our co-development partner, Astellas. The study will evaluate the safety and efficacy of intravenous RSD1235 in 276 patients with atrial arrhythmia. The multinational placebo-controlled study is being conducted at more than 50 centers in North America, South America and Europe.

Critical Accounting Policies and Significant Estimates

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, determination of accrued liabilities with respect to clinical trials, recognition of revenue, recognition of future income tax assets and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

  intangible assets;

  accrued liabilities and clinical trial expenses;

  revenue recognition;

  research and development costs;

  stock-based compensation; and

  income taxes

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, the shortfall amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses

We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments, we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and prepaid expenses or accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition

Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we have elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

For the three months ended June 30, 2005, we recorded approximately $1.5 million and $36,000 of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees, respectively. For the six months ended June 30, 2005, we recorded approximately $3.1 million and $85,000 of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees, respectively.

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Results of Operations

For the three months ended June 30, 2005 (“Q2-2005”), we recorded a net loss of $7.7 million ($0.15 per common share), compared to a net loss of $9.8 million ($0.25 per common share) for the three months ended June 30, 2004 in the preceding fiscal year (“Q2-2004”). On a year-to-date basis, we recorded a net loss of $15.3 million ($0.33 per common share) for the six months ended June 30, 2005, compared to a net loss of $14.6 million ($0.38 per common share) for the six months ended June 30, 2004.

The decline in net loss by $2.1 million in Q2-2005, as compared to the net loss in Q2-2004, was due to a decline in total operational expenditures by $0.9 million, an increase in other income by $1.0 million, and an increase future income tax recovery by$1.7 million; these were offset by a decline in total revenue by $1.5 million. The increase of net loss by $0.7 million for the six months ended June 30, 2005, as compared to the same period in fiscal 2004, was due a decline in total revenue by $1.9 million and an increase in total operational expenditures by $3.1 million; these were offset by an increase in other income by $1.3 million, and an increase in future income tax recovery by $3.0 million. These results of operations were in line with our expectations.

We expect losses to continue for at least the next two fiscal years as we advance RSD1235 (oral) and oxypurinol CHF into later stage development. These chronic treatment product candidates will require substantial funding in Phase II and Phase III clinical development. As such, we expect our operating expenses for these product candidates to be higher than the potential licensing and research collaborative fees or royalty revenue from RSD1235 (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for RSD1235 (iv) within this period.

Revenues

Total revenue for Q2-2005 declined to $3.8 million from $5.3 million for Q2-2004. On a year to date basis, total revenue for the six months ended June 30, 2005 was $8.4 million as compared to $10.3 million for the same period in fiscal 2004. Total revenue comprised of licensing fees and research collaborative fees we collected from our collaborative partners as described below.

Licensing fees represent the amortization of deferred revenue related to upfront payments and premium on equity investment from our collaborative partners. We recorded $1.2 million of licensing fees for Q2-2005 as compared to $1.1 million for Q2-2004, and $2.4 million for the six months ended June 30, 2005, as compared to $3.1 million for the same period in fiscal 2004. The current quarter increase was largely due to the amortization of deferred revenue of $0.1 million ($Nil for Q2-2004) associated with the additional deferred revenue relating to the premium on equity investment from Astellas. The decrease of $0.7 million of licensing fees on a year-to-date basis, as compared to the same six month period in fiscal 2004, was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our former collaborative partner, UCB Farchim S.A, or UCB. This was offset by the amortization of deferred revenue of $0.2 million ($Nil for the six months ended June 30, 2004) associated with the additional deferred revenue relating to the premium on equity investment from Astellas.

Research and collaborative fees are composed of project management fees and contract research fees we charged collaborative partners for our work and the associated out of pocket expenses we recovered from them. Research collaborative fees were $2.6 million for Q2-2005, as compared to $4.2 million for Q2-2004, and $6.0 million for the six months ended June 30, 2005, as compared to $7.2 million for the same period in fiscal 2004. The decrease for both periods was primarily due to the reduced research and development collaborative fees from Astellas. Out of pocket expenses associated with RSD1235 (iv) operational activities that we directly incurred have reduced by $1.9 million in Q2-2005 as compared to Q2-2004, and $1.6 million for the six month period ended June 30, 2005, as compared to the same period in fiscal 2004, due to the completion of ACT 1 in early 2005. This was offset by an increase of $0.3 million and $0.4 million in project management fees and contract research fees for Q2-2005 and for the six months ended June 30, 2005, respectively, as compared to the same periods in fiscal 2004. Included in these fees in fiscal 2004 was a $0.2 million contract research fees from our former collaborative partner, UCB Farchim S.A. which was terminated in March 2004.

For the remainder of the current fiscal year, we expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas. We will also continue to receive project management fees and development cost reimbursements from Astellas.

Research and Development Expenditures

Research and development expenditures were $11.9 million for Q2-2005, as compared to $12.4 million for Q2-2004. We incurred total research and development expenditures of $23.4 million for the six months ended June 30, 2005, as compared to $20.0 million for same period in fiscal 2004.

Research and development expenditures for Q2-2005 were comparable to the amount recorded for Q2-2004. The increase of $3.4 million in research and development expenditures for the six-months ended June 30, 2005, as compared to those incurred for the six months ended June 30, 2004, was primarily due to the expanded clinical development activities during the six months ended June 30, 2005, with continuation or completion of three Phase III studies of RSD1235 (iv) [ACT 1, ACT 2 and ACT 3], one Phase II regulatory study [OPT-CHF], two Phase II proof-of-concept studies [Exotic-EF and LaPlata] of Oxypurinol, and two Phase I studies of RSD1235 (oral).

	Amount in million of Canadian $
Project	For the Three Months Ended		For the Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
RSD1235 (iv)	$4.3	$7.1	$11.2	$11.8
RSD 1235 (oral)	$3.3	$1.6	$4.9	$2.2
Oxypurinol CHF	$4.2	$1.9	$7.1	$3.5
Non-core project	$0.1	$1.8	$0.2	$2.5
Total research and development expenses	$11.9	$12.4	$23.4	$20.0

We expect our research and development expenditures for the current fiscal year to be higher than those incurred in fiscal 2004. The majority of the increase will be associated with our RSD1235 (iv) and RSD1235 (oral) projects.

The following provides a description of major clinical trial(s) and research and development expenditure for each of our projects:

RSD1235 (iv)

During Q2-2005, we continued our work on two additional Phase III clinical trials, ACT 2 and ACT 3.

The ACT 1 Study

The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia. We completed enrollment in ACT 1 in October 2004 and announced that the study achieved its primary end points in December 2004. Additional clinical results of this study were released in February 2005 and a full trial report was presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meeting in New Orleans.

The ACT 2 Study

The ACT 2 study, initiated in March 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

Our collaborative partner, Astellas initiated the ACT 3 study in July 2004 and completed patient recruitment for this study in July 2005. ACT 3 enrolled 276 patients. The primary efficacy endpoint of the ACT 3 trial is acute conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also includes analysis of patients with longer-term atrial fibrillation and patients with atrial flutter. Safety observations focus on sensory and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias. We expect to announce top-line results in the 3rd quarter of 2005.

Total research and development expenditures for this project were $4.3 million for Q2-2005, as compared to $7.1 million for Q2-2004. On the year-to-date basis, our expenditures for this project were $11.2 million for the six months ended June 30, 2005, as compared to $11.8 million for the six months ended June 30, 2004. Also included in the expenditures were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in later 2005 or early 2006.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004. The anticipated cost will relate to the final data analysis for ACT 1, ongoing ACT 2 study, completion of ACT 3 and preparation of the NDA.

The RSD1235 (oral)

In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235

(oral) in comparison to an immediate release formulation of RSD1235 (oral). Based on the successful completion of the study in November 2004, we have chosen a controlled release formulation for further clinical development.

In November 2004, we initiated a food effect study. The objective of the study was to further evaluate the effect of food on the absorption of our controlled release formulation of RSD1235 in patients under both fed and fasted conditions. Based on the successful completion of the study in April 2005, the results confirmed that RSD1235 absorption is not significantly affected by food, suggesting that dosing need not be restricted according to meal time.

Total research and development expenditures for this project were $3.3 million for Q2-2005, as compared to $1.6 million for Q2-2004. On the year-to-date basis, our expenditures for this project were $4.9 million for the six months ended June 30, 2005, as compared to $2.2 million for the same period in fiscal 2004. The increase was the result of the increased operational activities associated with the series of Phase I clinical trials ongoing, manufacture of drug supplies, and pre-clinical toxicology testing work.

We expect our research and development expenditures for this project to be higher for the current fiscal year than those incurred in fiscal 2004 as we advance this project into Phase II clinical testing this year.

Oxypurinol for Congestive Heart Failure Project

During Q2-2005, we continued our work on the OPT-CHF study.

The OPT-CHF Study

OPT-CHF which was initiated in March 2003 finished its patient recruitment in December 2004. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 404 moderate to severe symptomatic heart failure patients.

The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients had experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.

The EXOTIC-EF Study

In April 2005, we announced positive final results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 18 patients who met the prospectively-defined entry criteria.

The LaPlata Study

This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in Congestive Heart Failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fractions exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study. Final results were announced in February 2005. This study showed a statistically-significant improvement in an important measurement of cardiac function, the left ventricle ejection fraction. Improvement in the exercise tolerance (6 minute walk test) was seen in both treatment groups; however, no statistically significant difference between the two groups was observed.

As expected, with multiple clinical trials ongoing, our expenditures for this project increased substantially. Research and development expenditures for this project were $4.2 million for Q2-2005 as compared to $1.9 million for Q2-2004, and $7.1 million for the six months ended June 30, 2005 as compared to $3.5 million for the same period in fiscal 2004.

We expect our research and development expenditures for this project for the current fiscal year to be comparable to those incurred in fiscal 2004 as we complete all of the above studies, including the 404-patients OPT-CHF study, this year.

Other Non-core Projects

Following our decision to stop pursuing the allopurinol intolerant gout indication for Oxypurinol in 2004, research and development expenditures for the Oxypurinol gout project decreased substantially to $0.1 million for Q2-2005 as compared to $1.4 million for Q2-2004, and $0.2 million for the six months ended June 30, 2005 as compared to $2.0 million for the same period in fiscal 2004. The expenditures incurred for Q2-2005 and the six months ended June 30, 2005 were associated with our Compassionate Use Program for allopurinol intolerant gout patients. Expenditures associated with other experimental research declined to $Nil for the six months ended June 30, 2005 from $0.5 million for the six months ended June 30, 2004.

General and Administration Expenditures

General and administration expenditures for Q2-2005 were $2.2 million, which was comparable to the amount recorded for Q2-2004. On a year to date basis, we incurred a total general and administration expenditure of $4.1 million for the six months ended June 30, 2005, as compared to $3.7 million for the same period in fiscal 2004. The increase of $0.4 million for the six months ended June 30, 2005, as compared to those incurred for the six months ended June 30, 2004, was largely attributable to the increase of $648,000 in business development expenditures associated with out-licensing and in-licensing activities. This was offset by the decrease of $118,000 and $109,000 in consulting and professional fees and wages and benefits, respectively.

For the current fiscal year, we expect our general and administration expenditures to be comparable to those incurred in fiscal 2004.

Amortization

Amortization was $1.1 million for Q2-2005 as compared to $1.5 million for Q2-2004, and $2.2 million for the six months ended June 30, 2005 as compared to $2.9 million the same period in fiscal 2004. The decrease in amortization for both periods was attributable to the reduced amortization related to our intangible and other assets following the write-down of intangible assets associated with the Oxypurinol gout project in September 2004.

Other Income (Expenses)

Interest and other income was $0.5 million for Q2-2005 as compared to $0.3 million for Q2-2004, and $0.6 million for the six months ended June 30, 2005 as compared to $0.4 million for the same period in fiscal 2004. The increase in interest and other income for both periods was primarily the result of higher balances of cash and cash equivalents and short-term investments in fiscal 2005.

A net foreign exchange gain of $1.0 million was recorded for Q2-2005, as compared to a net foreign exchange gain of $0.2 million for Q2-2004, and $1.4 million for the six months ended June 30, 2005 as compared to $0.4 million for the same period in fiscal 2004. The increase in net foreign exchange gain was mainly due to the result of the appreciation of the U.S. dollar in comparison to the Canadian dollar since the end of fiscal 2004 on our U.S. dollar denominated working capital balances carried forward from the end of fiscal 2004. Our increased U.S. dollar denominated investment portfolio balances from the completion of our financing in March 2005 also contributed to the higher foreign exchange gain in the current fiscal period. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of this risk is offset by the reimbursements from Astellas which are in U.S. dollars.

Future Income Tax Recovery

Future income tax recovery was $2.3 million for Q2-2005 as compared to $0.5 million for Q2-2004, and $4.0 million for the six months ended June 30, 2005 as compared to $1.0 million for the same period in fiscal 2004. The increase in the recovery for both periods was mainly due to the recognition of the tax benefits of the current fiscal periods’ losses of the U.S. subsidiary. This was offset by a reduction in amortization of future income tax recovery related to the Oxypurinol gout project which was recognized at the time the related intangible asset was written off.

Quarterly Financial Data

The selected financial information provided below is derived from our unaudited quarterly consolidated financial statements for each of the last eight quarters, all of which cover periods of three months, except for the quarter ended December 31, 2003, which covers a period of 4 months due to the change of fiscal year end from November 30 to December 31, effective December 31, 2003.

	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003	August 31, 2003
	$	$	$	$	$	$	$	$

Total Revenues	3,807	4,610	11,640	4,505	5,269	4,989	4,925	359
Net income (loss) for the period	(7,658)	(7,608)	1,787	(14,986)	(9,841)	(4,727)	(5,853)	(5,058)
Basic net income (loss) per common share	(0.15)	(0.18)	0.05	(0.38)	(0.25)	(0.13)	(0.16)	(0.16)
Diluted net income (loss) per common share	(0.15)	(0.18)	0.04	(0.38)	(0.25)	(0.13)	(0.16)	(0.16)

Total revenues relate to our licensing and research collaborative revenues. The significant increase in revenue since the quarter ended August 31, 2003 is primarily related to our license and research collaborative agreement with Astellas. The primary factor affecting the losses in the various quarters is the number and stage of our clinical development programs as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options. In addition, the substantial increase in loss for the quarter ended September 30, 2004 is due to the write-down of technology and licenses with respect to the discontinuation of the Oxypurinol gout project.

For the quarter ended December 31, 2004, the significant increase in revenue, when compared with the four months ended December 31, 2003, was due to the recognition of the milestone payment for the successful completion of the 1st Phase III clinical trial of $7.2 million related to RSD1235 (iv).

Liquidity and Capital Resources

Sources and Uses of Cash

Our operational activities during the six months ended June 30, 2005 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and the net proceeds from equity financing and exercise of stock options by employees. Cash provided by financing activities in the six months ended June 30, 2005 was primarily composed of $64.6 million of the net proceeds of the public offering completed in March 2005, as described in Note 4 of the interim consolidated financial statements, and the proceeds of $1.7 million received from the issuance of our common shares upon exercise of stock options. $0.3 million of the cost associated with the March 2005 public offering was recorded in Q2-2005 as cash used in financing activities. Cash provided by financing activities of $4.6 million and $6.3 million in Q2-2004 and the six months ended June 30, 2004, respectively, was mainly from the issuance of our common shares upon exercise of share purchase warrants and stock options.

Cash used in operating activities for Q2-2005 was $7.8 million, as compared to $9.6 million of cash used in operating activities for Q2-2004. Cash used in operating activities was composed of net loss, add-backs or adjustments not involving cash, net change in non-cash working items, and the amortization of deferred revenue. The decrease of $1.8 million in cash used in operating activities in Q2-2005, as compared to Q2-2004, was due to a decline in net loss by $2.1 million and offset by a reduction of net cash used in settlement of non-cash working capital items by $1.3 million. These were offset by a decline in non-cash add-backs of $1.6 million and an increase in amortization of deferred revenue of $0.1 million. Cash used in operating activities for the six months ended June 30, 2005 was $4.9 million, as compared to $13.2 million for the same period in fiscal 2004. The decrease of $8.3 million in cash used in operating activities for the six months ended June 30, 2005, as compared to the same period in 2004, was due to a decline in amortization of deferred revenue by $0.6 million and an increase in cash provided by settlement of non-cash working capital items by $10.6 million. The significant increase in cash receipt from non-cash working items in this period was mainly due to the collection of the US$6 million milestone receivable from Astellas. These were offset by an increase in net loss by $0.7 million and a decline in non-cash add-backs by $2.2 million.

Cash used in investing activities for Q2-2005 was $21.7 million, as compared to $0.5 million of cash provided by investing activities for Q2-2004. The increase of $22.2 in cash used in investing activities was due to the increase of net purchases of short-term investments by $22.6 million which was offset by a decrease of $0.4 million in capital assets and patents additions. Cash used in investing activities for the six months ended June 30, 2005 was $30.5 million, as compared to $3.5 million of cash used in investing activities for the same period in fiscal 2004. The increase of $27.0 million in cash used in investing activities was due to an increase of $28.1 million in net purchases of short-term investments which was offset by a decrease of $1.1 million in capital assets and patents additions.

As at June 30, 2005, we had working capital of $76.0 million, as compared to $26.8 million at December 31, 2004. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $84.8 million at June 30, 2005, as compared to $24.4 million at December 31, 2004.

As at June 30, 2005 and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

			Payment Due by Period

	Total	2005	2006—2007	2008—2009	Thereafter

	(in thousands of dollars)
Other long-term obligation	218	8	37	45	128
Operating lease obligations	2,897	155	559	683	1,500
Commitments for clinical
research agreements(1)	6,315	6,315	0	0	0
Commitments under license
agreement(2)	564	0	196	245	123
					per annum
Total	$ 9,994	$ 6,478	$ 792	$ 973	$ 1,751

(1)
The total commitment of $6.3 million reflects $2.4 million of commitments that are non-cancelable and $3.9 million of commitments that are cancelable should we decide to discontinue the related clinical research work.

(2)
As of June 30, 2005, pursuant to four license and service agreements, we have various commitments as described in Note 12(d) of the annual consolidated financial statements for the year ended December 31, 2004. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 12(d)(iii), converted from U.S. dollars to Canadian dollars at the closing exchange rate on June 30, 2005 of CAD$0.8161 = US$1.00.

Outstanding Share Capital

As at July 31, 2005, there were 50,987,405 common shares issued and outstanding, 4,957,452 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.38 per share, and 169,974 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$4.16 per share.

Related Party Transactions

Included in accounts payable and accrued liabilities at June 30, 2005 is $76,033 (December 31, 2004 - $54,688) owing to a legal firm where the Company’s corporate secretary is a partner. The amounts charged are recorded at the exchange amounts at normal trade terms. For the three and six months ended June 30, 2005, the Company has incurred $82,065 and $690,521 of legal fees for services provided by the legal firm respectively (three months ended June 30, 2004 - $nil; six months ended June 30, 2004 - $Nil), of which $15,135 and $568,495 of the total amount was incurred for the three and six months ended June 30, 2005 respectively in connection with the public offering completed in March 2005.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Financial Instruments and Risks

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

We believe that our current cash position, together with the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next two years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED BALANCE SHEETS
(Unaudited - expressed in Canadian Dollars)

	As at
	June 30,	December 31,
	2005	2004
ASSETS

Current
Cash and cash equivalents	$38,651,493	$7,673,892
Short-term investments	46,147,193	16,693,319
Amounts receivable (note 8)	5,935,069	14,289,307
Prepaid expenses	1,036,971	1,131,591
Total current assets	91,770,726	39,788,109
Capital assets	2,912,336	2,687,290
Intangible assets	24,284,236	25,851,072
	$118,967,298	$68,326,471

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (notes 5 and 7)	$8,689,324	$5,833,974
Deferred revenue	4,866,421	4,868,817
Future income tax liability	2,164,000	2,164,000
Current portion of capital lease obligations	-	7,061
Current portion of deferred leasehold inducement (note 3)	95,917	95,108
Total current liabilities	15,815,662	12,968,960
Deferred revenue	1,599,919	4,015,106
Deferred leasehold inducement (note 3)	812,144	859,984
Future income tax liability	941,000	4,918,000
Total liabilities	19,168,725	22,762,050
Contingencies (note 6)

Shareholders’ Equity
Share capital (note 4)
Authorized
Unlimited number of common and preferred shares
Issued and outstanding – common shares
50,865,205 at June 30, 2005
40,592,834 at December 31, 2004	198,156,438	131,427,488
Contributed surplus	8,966,783	6,195,605
Deficit	(107,324,648)	(92,058,672)
Total shareholders’ equity	99,798,573	45,564,421
	$118,967,298	$68,326,471

See accompanying notes

On behalf of the Board:

Robert Rieder, Director	Fred Mermelstein, Director

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended

	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
Revenue
Licensing fees	$1,215,470	$1,085,121	$2,417,583	$3,052,020
Research collaborative fees	2,591,599	4,184,158	5,999,318	7,206,752
	3,807,069	5,269,279	8,416,901	10,258,772

Expenses
Research and development (note 4)	11,940,165	12,431,534	23,448,995	20,008,364
General and administration (note 4)	2,192,394	2,181,902	4,116,634	3,729,045
Amortization	1,066,523	1,470,050	2,154,674	2,869,756
	15,199,082	16,083,486	29,720,303	26,607,165
Operating loss	(11,392,013)	(10,814,207)	(21,303,402)	(16,348,393)
Other income
Interest and other income	512,685	277,284	626,882	408,771
Foreign exchange gain	968,201	210,864	1,433,544	401,743
	1,480,886	488,148	2,060,426	810,514

Loss before income taxes	(9,911,127)	(10,326,059)	(19,242,976)	(15,537,879)
Future income tax recovery	2,253,000	485,000	3,977,000	970,000
Net loss for the period	(7,658,127)	(9,841,059)	(15,265,976)	(14,567,879)
Deficit, beginning of period	(99,666,521)	(69,018,449)	(92,058,672)	(64,291,629)
Deficit, end of period	$(107,324,648)	$(78,859,508)	$(107,324,648)	$(78,859,508)

Basic and diluted loss per common	$(0.15)	$(0.25)	$(0.33)	$(0.38)
share

Weighted average number of
common shares outstanding	50,848,832	39,402,360	46,301,517	38,484,128

See accompanying notes

CARDIOME PHARMA CORP.
Continued under the laws of Canada

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended

	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$(7,658,127)	$(9,841,059)	$(15,265,976)	$(14,567,879)
Add items not affecting cash:
Amortization	1,066,523	1,470,050	2,154,674	2,869,756
Stock-based compensation	1,533,324	1,029,004	3,168,980	1,651,830
Deferred leasehold inducement amortization	(23,672)	(9,853)	(47,031)	(11,694)
Write-off of capital assets	7,057	-	7,057	-
Future income tax recovery	(2,253,000)	(485,000)	(3,977,000)	(970,000)
	(7,327,895)	(7,836,858)	(13,959,296)	(11,027,987)
Changes in non-cash working capital items
relating to operations
Amounts receivable	943,462	(1,313,922)	8,354,238	(542,131)
Prepaid expenses	179,376	13,043	94,620	(307,803)
Accounts payable and accrued liabilities	(402,417)	636,391	3,037,291	1,722,116
Deferred revenue	(1,215,471)	(1,085,121)	(2,417,583)	(3,052,020)
Cash used in operating activities	(7,822,945)	(9,586,467)	(4,890,730)	(13,207,825)

Financing Activities
Issuance of common shares, net of share
issuance costs	(334,035)	4,597,321	66,331,148	6,332,221
Repayment of obligations under capital leases	-	(6,705)	(7,061)	(13,304)
Cash provided by (used in) financing activities	(334,035)	4,590,616	66,324,087	6,318,917

Investing Activities
Purchase of capital assets	(303,751)	(821,512)	(516,589)	(2,331,328)
Leasehold inducements	-	-	-	396,300
Patent costs capitalized	(204,503)	(42,575)	(485,293)	(151,392)
Purchase of short-term investments	(39,011,980)	(14,679,373)	(57,366,066)	(26,526,638)
Sale of short-term investments	17,843,289	16,071,168	27,912,192	25,147,108
Cash provided by (used in) investing activities	(21,676,945)	527,708	(30,455,756)	(3,465,950)

Increase (decrease) in cash and cash
equivalents during the period	(29,833,925)	(4,468,143)	30,977,601	(10,354,858)
Cash and cash equivalents,
beginning of period	68,485,418	8,092,165	7,673,892	13,978,880
Cash and cash equivalents, end of period	$38,651,493	$3,624,022	$38,651,493	$3,624,022

See accompanying notes

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

1.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2004, except that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 7.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at June 30, 2005, and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 included in the Company’s Annual Report filed with the appropriate securities commission. The results of operations for the three- month and six-month periods ended June 30, 2005 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	SIGNIFICANT ACCOUNTING POLICIES

All accounting policies are the same as described in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2004 included in the Company’s 2004 Annual Report filed with the appropriate securities commissions.

Certain of the significant accounting policies are as follows:

Revenue recognition

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation and other stock-based payment

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms (see Note 4).

3.	DEFERRED LEASEHOLD INDUCEMENT

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Basic Allowance”) is being amortized on a straight-line basis over the initial term of the lease. The remaining $237,780 (“Additional Allowance”) represents a repayable allowance, collateralized with a letter of credit, which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon early termination of the lease. As at June 30, 2005, the Company has an unamortized balance of $908,061 (December 31, 2004 - $955,092).

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

4.	SHARE CAPITAL

	(a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

	(b)	Issued and Outstanding

	Number of
Common shares	Shares	Amount
Balance, December 31, 2004	40,592,834	$131,427,488
Issued for cash upon public offering, net of share issuance costs	9,775,000	64,586,126
Issued for cash upon exercise of options	493,591	1,745,022
Issued pursuant to exercise of warrants on cashless basis	3,780	-
Reallocation of contributed surplus arising from stock-based
compensation related to the exercise of options	-	397,802
Balance, June 30, 2005	50,865,205	$198,156,438

On March 23, 2005, the Company closed a public offering of common shares pursuant to which 8,500,000 common shares were issued at a price of $7.21 (US$6.00) per share, for gross proceeds of $61,285,000 (US$51,000,000). In addition, the Company granted the underwriters an over-allotment option to purchase 1,275,000 common shares at the offering price, exercisable during the period ending 30 days from March 18, 2005. On March 30, 2005, the over-allotment option was exercised in full and the Company issued 1,275,000 common shares at a price of $7.21 (US$6.00) per share for gross proceeds of $9,192,750. In connection with the public offering, including the exercise of the over-allotment option, the Company paid a cash commission of $4,581,054 and incurred total legal and professional fees of $1,310,570.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(c)	Common Share Purchase Warrants

Details of share purchase warrant transactions for the six months ended June 30, 2005 are summarized as follows:

Number of
Warrants
Balance, December 31, 2004	176,500
Warrants exercised on a cashless basis	(6,526)
Balance, June 30, 2005	169,974

During the six months ended June 30, 2005, the Company issued 3,780 common shares for 6,526 warrants exercised on a cashless basis. As at June 30, 2005, common shares issuable upon the exercise of common share purchase warrants are as follows:

	Exercise	Number of
Date of Expiry	Price	Common Shares
February 9, 2007	US$2.40	95,269
February 9, 2007	US$4.80	37,209
February 9, 2007	US$8.00	37,496
Balance, June 30, 2005		169,974

The above common share purchase warrants may be exercised on a cashless basis based on a formula described in the warrant agreement.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(d)	Stock Options

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person. In June 2005, the shareholders approved further amendment to the 2001 Incentive Stock Option Plan to (i) decrease the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 6,000,000 Common Shares to 5,750,000 Common Shares; (ii) to eliminate default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant and specify that the Board of Directors may determine such vesting terms at its discretion; (iii) to restrict the maximum number of stock options issuable to insiders to 10% of the issued and outstanding Common Shares of the Company.

At June 30, 2005, the Company had 5,127,152 stock options outstanding, of which 3,563,021 are exercisable at a weighted average exercise price of $4.27 per common share and expiring at various dates from March 17, 2006 to July 4, 2011.

Details of the stock option transactions for the six months ended June 30, 2005 are summarized as follows:

		Number of Stock
	Weighted Average	Options
	Exercise Price	Outstanding
Balance, December 31, 2004	$4.48	4,701,909
Options granted	$8.42	993,209
Options exercised	$3.54	(493,591)
Options forfeited	$5.15	(60,625)
Options expired	$7.24	(13,750)
Balance, June 30, 2005	$5.32	5,127,152

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

4.	SHARE CAPITAL (CONT’D)

	(d)	Stock Options (Cont’d) At June 30, 2005, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding			Options exercisable
	June 30, 2005			June 30, 2005
Range of	Number of	Weighted	Weighted	Number of	Weighted
exercise price	common shares	average	average	common	average
	issuable	remaining	exercise price	shares	exercise price
		contractual life		issuable
$		(years)	$		$
$2.80-$3.68	2,477,243	3.49	3.29	2,250,993	3.28
$5.05-$5.96	908,450	3.09	5.26	883,450	5.26
$6.29-$8.95	1,741,459	5.31	7.57	428,578	7.41
	5,127,152	4.03	5.32	3,563,021	4.27

(e)

Stock-based compensation

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, consultants and clinical advisory board members is amortized to expense over the vesting period. Compensation expense for the three and six months ended June 30, 2005 amounted to 1,533,324 and 3,168,980, respectively (2004: $1,029,004 and $1,651,830, respectively). For the three months ended June 30, 2005, this compensation expense has been allocated to research and development expenses of $961,452 (2004: $421,940) and general and administration expenses of $571,872 (2004: $607,064) on the same basis as for the allocations of cash compensation. For the six months ended June 30, 2005, this compensation expense has been allocated to research and development expenses of $2,392,012 (2004: $719,962) and general and administration expenses of $776,968 (2004: $931,868) on the same basis as for the allocations of cash compensation.

The weighted average fair value of stock options granted during the three and six months ended June 30, 2005 was $4.77 and $5.55, respectively (2004: $4.56 and $4.36, respectively). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Assumption	For the three months ended		For the six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Dividend yield	0%	0%	0%	0%
Expected volatility	73.2%	76.3%	74.3%	76.7%
Risk-free interest rate	3.19%	4.18%	3.46%	3.98%
Expected of the average life options	6 years	6 years	6 years	6 years

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

5.	RELATED PARTY TRANSACTION

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three and six months ended June 30, 2005, the Company has incurred $82,065 and $690,521 of legal fees for services provided by the legal firm respectively (2004: $nil and $nil, respectively), of which $15,135 and $568,495 of the total amount incurred during the three and six months ended June 30, 2005 respectively, was in connection with the public offering completed in March 2005. Included in accounts payable and accrued liabilities at June 30, 2005 is an amount of $76,033 (December 31, 2004 - $54,688) owing to law firm.

6.	CONTINGENCIES

(a)
The Company has entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(b)
The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

7.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 17 in the Company’s audited consolidated financial statements for the year ended December 31, 2004.

Material variations impacting the interim Consolidated Statements of Loss and Deficit under U.S. GAAP would be as follows:

	For the three months ended		For the six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	$	$	$	$

Net loss for the period , Canadian GAAP	(7,658,127)	(9,841,059)	(15,265,976)	(14,567,879)
Amortization of other assets	-	(25,680)	(8,560)	(51,360)
Net loss for the period, U.S. GAAP	(7,658,127)	(9,866,739)	(15,274,536)	(14,619,239)
Reclassification adjustment for unrealized gains
on short-term investments	-	(142,766)	-	(131,099)
Unrealized gains (losses) on short-term
investments	25,640	(237,514)	25,640	(46,131)
Comprehensive loss for the period, U.S. GAAP	(7,632,487)	(10,247,019)	(15,248,896)	(14,796,469)
Basic and diluted loss per common share, U.S.
GAAP	(0.15)	(0.25)	(0.33)	(0.38)
Weighted average number of common shares
outstanding, U.S. GAAP	50,848,832	39,402,360	46,301,517	38,484,128

Material variations in balance sheet accounts under U.S. GAAP are as follows:

	June 30,	December 31,
	2005	2004
	$	$

Short-term investments	46,172,833	16,693,319
Intangible and other assets	24,284,236	25,859,632
Contributed surplus / other comprehensive income	9,887,832	7,116,654
Deficit	(108,245,697)	(92,971,161)

Accounts payable and accrued liabilities comprise:

	June 30,	December 31,
	2005	2004
	$	$

Trade accounts payable	2,789,834	2,966,237
Accrued contract research	5,317,501	2,005,022
Employee-related accruals	258,999	605,000
Other accrued liabilities	322,990	257,715
	8,689,324	5,833,974

CARDIOME PHARMA CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)

7.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Pro forma information - Stock-based compensation

The following pro forma financial information presents the net loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to December 1, 2002 (see note 4(e)). For stock options granted in 2001, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 88.1%; risk-free interest rate - 3.0%; and expected average life of the options - 6 years. For stock options granted during the three and six months ended June 30, 2005 and June 30, 2004, see note 4[e].

Applying the above, supplemental disclosure of pro forma net loss and loss per share is as follows:

	For the three months ended		For the six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
	$	$	$	$
Net loss for the period , U.S. GAAP	(7,658,127)	(9,866,739)	(15,274,536)	(14,619,239)
Deduct: Stock-based employee compensation
expense included in reported loss above	1,533,324	1,029,004	3,168,980	1,651,830
Add: Total stock-based employee compensation
expense using fair value based method for
all awards	(1,570,324)	(1,144,604)	(3,242,980)	(1,883,030)
Pro forma loss for the period	(7,695,127)	(9,982,339)	(15,348,536)	(14,850,439)
As reported	(0.15)	(0.25)	(0.33)	(0.38)
Pro forma	(0.15)	(0.25)	(0.33)	(0.39)

Other recent pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123(R) requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2002. However, had the Company adopted SFAS 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in the table above.

8.

SEGMENTED INFORMATION

The Company operates in one business segment with all of its assets and operations located in Canada, except for intellectual property with a net book value of approximately $23,000,000 [December 31, 2004 –approximately $25,000,000] located in the U.S. During the three and six months ended June 30, 2005, 100% of the Company’s revenue was derived from one research collaborator in the United States. [three months ended June 30, 2004 – 100% from one collaborator in United States; six months ended June 30, 2004 – 89% and 11% from one collaborator in each of United States and Switzerland respectively]. At June 30, 2005, included in amounts receivable is an amount of $5,376,578 (US$4,387,611) due from one research collaborator [December 31, 2004 - $13,847,269 (US$11,520,191)].